

April 12, 2011

Via Facsimile
Mr. Peter S. Teshima
Corporate Vice President, Finance and Chief Financial Officer
Magma Design Automation, Inc.
1650 Technology Dr.
San Jose, CA 95110

> **Re: Magma Design Automation, Inc.**
> **Form 10-K for the Fiscal Year Ended May 2, 2010**
> **Filed July 16, 2010**
>
> **Form 10-Q for the Quarterly Period Ended January 30, 2011**
> **Filed March 10, 2011**
> **File No. 000-33213**

Dear Mr. Teshima:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief